Exhibit 1.A(5)(e)

               WAIVER OF SPECIFIED PREMIUM TOTAL DISABILITY RIDER

This Rider is a part of the Policy to which it is attached if the Rider is shown in the Schedule. It must be read with all Policy provisions. This Rider does not participate in our surplus earnings. This Rider has no loan or Cash Surrender Value. The Rider effective date is the Policy Date or, if added later, the Monthly Processing Date on or next following the date your application for this Rider is approved by us.

THE BENEFIT. If all the conditions of this Rider are met, we will waive (credit as a regular premium) the Specified Premium amount. The amount of the Specified Premium will be as shown in the Schedule. To qualify for waiver, all of the following conditions must be met:

1.  The Insured becomes totally disabled while this Rider was in force.

2. Total disability must begin before the Policy anniversary nearest the 65th birthday of the Insured.

3.  The Insured must be continuously totally disabled for at least four months.

4. If total disability begins during the Grace Period, a premium sufficient to cover the monthly deductions and the monthly expense charge, if any, due must be paid to us. The premium must be paid before the end of the Grace Period or the specified premium amount will not be waived.

5. Notice and proof of claim must be submitted in accordance with the provisions of this Rider.

Waiver will start on the first Monthly Processing Date after these five conditions have been satisfied.

If total disability begins before the Policy anniversary nearest age 60 of the Insured, we will continue waiver until the Insured is no longer totally disabled. If total disability begins after the Policy anniversary nearest the 60th birthday of time Insured, we will continue waiver until the Insured is no longer totally disabled, but no longer than the Policy anniversary nearest age 65 of the Insured.

We will not deduct the cost for this Rider when the Specified Premium is being waived. Cost of insurance and monthly expense charge deductions for the Policy and all other riders will continue to be made.

When waiver begins, we will waive the Specified Premium on each Monthly Processing Date following the date total disability begins and credit to the Account Value any deductions made for this Rider while the Insured was totally disabled, including the four-month waiting period. If your Policy lapses during the four-month waiting period, we will reinstate it without evidence of insurability if your claim is approved.

Until your claim is approved, you should keep the Policy in force. If it lapses during the waiting period or approval process and your claim is not approved, any reinstatement application will only be approved if the insured submits satisfactory evidence of insurability. If your claim is approved, the Policy will be reinstated without evidence and the Specified Premium will be credited to the Policy for the period of total disability. This credit will not exceed one year's Specified Premium.

EXCLUSIONS. There will be no benefit under this Rider if total disability results directly or indirectly from:

1.  intentionally self-inflicted injury;

2.  insurrection, declared war, or undeclared war; or,

3.  any act or occurrence incidental to the above.


R-1506
Page 1

DEFINITION. "Insured" means the person whose life is insured under the Policy. "Insured" does not include any person insured by any other rider attached to the Policy.

DEFINITION OF TOTAL DISABILITY. Total disability means a disability resulting from bodily injury or disease. During the first five years of disability, the total disability must substantially prevent the Insured from performing the material duties of tile occupation the Insured had when the disability began. After five years from the date the disability began, the total disability must prevent the Insured from performing the material duties of any occupation for which the Insured is reasonably fitted by education, training or experience.

If the Insured is primarily a student at the time disability begins, total disability means complete inability to attend school outside of the home. If the Insured is primarily a homemaker at the time disability begins, total disability means complete inability to perform household duties. If the Insured is primarily a student or homemaker at the time the disability begins, that activity will be treated as the Insured's occupation.

We will also consider the Insured totally disabled so long as the Insured has the irrecoverable, total and complete loss of:

1.  all sight of both eyes;

2.  use of both hands;

3.  use of both feet;

4.  use of one hand and one foot;

5.  speech; or,

6.  hearing in both ears.

However, the loss of sight, hearing, speech or loss of use of limb must occur or first manifest itself after the Rider effective date and while this Rider is in force.

COST OF TOTAL DISABILITY INSURANCE. The cost for this Rider is determined monthly. The cost for this Rider is deducted from the Account Value of the Policy on each Monthly Processing Date until the Rider terminates except as provided in the Benefit provision.

The monthly cost of total disability insurance rates for this Rider are based on the Insured's rate class and attained age nearest birthday on the last Policy anniversary. If the Insured is in a standard, smoker, or juvenile rate class, the monthly cost for this Rider is calculated as follows: the monthly cost of total disability insurance rate from the table below is multiplied by the monthly Specified Premium shown in the Schedule. If the Insured is in a special rate class, we will multiply these rates by the appropriate rating factor for that class.

INCONTESTABILITY. After this Rider has been in force during the Insured's life for two years from the effective date, we will not contest the statements in the application for the Rider attached at issue.

After this Rider has been in force during the Insured's life for two years from the effective date of any increase in the Benefit provided by this Rider due to an increase in Specified Premium with respect to the Insured, we will not contest the statements in the application for such change.


R-1506
Page 2

After this Rider has been in force during the Insured's life for two years from the effective date of any reinstatement, we will not contest the statements in the application for such reinstatement.

NOTICE AND PROOF OF CLAIM. We must receive written notice of claim and proof of total disability. This notice and proof of claim must be received at our home office, or other location as designated by us in writing:

1.  during the lifetime of the Insured;

2.  during the period of total disability;

3.  before the Policy anniversary nearest the 65th birthday of the Insured; and

4.  within one year from the date on which total disability begins.

Failure to give us timely notice and proof of claim will not affect any claim if given as soon as reasonably possible. In no event will we waive Specified Premiums for any Monthly Processing Dates more than one year prior to the date we received written notice and proof. We will have the right to designate one or more doctors to examine the Insured.

PROOF OF CONTINUANCE OF TOTAL DISABILITY. We may require proof of the continuance of total disability at regular intervals. We may require this proof even though we have accepted proof of the total disability. After the total disability has continued without interruption for two full years, we may require proof of an examination only once a year. The benefit provided by this Rider will be discontinued:

1.  if the required proof is not furnished;

2.  if the Insured refused to submit to examination; or

3.  if the Insured is no longer totally disabled.

NOTICE OF RECOVERY FROM TOTAL DISABILITY. You must give written notice to us if and when the Insured recovers. This notice must be given as soon as the Insured recovers.

CHANGE IN SPECIFIED PREMIUM. At any time after the first Rider anniversary, the Specified Premium provided under this Rider may be changed. The amount may be increased or decreased by a written request from you to change the amount. You may decrease the amount only once each Policy year. The change in the Specified Premium may not be for an amount of less than $5 per month. Such change is subject to the following conditions:

1. The Specified Premium under this Rider in effect after any requested decrease may not be less than $25 per month.

2. The Specified Premium may not exceed our normal issue limits as a result of your request. We will notify you if the amount you request needs to be adjusted.

3. Any request for an increase must be applied for on a Supplemental Application. The increase is subject to evidence satisfactory to us that the Insured is still insurable according to our normal rules. An increase will also be subject to the existence of sufficient Cash Surrender Value to cover the monthly deduction for the next two months.


R-1506
Page 3

4. For any increase in Specified Premium, the effective date will be the Monthly Processing Date that falls on or next follows the date the Supplemental Application is approved by us. For any decrease in amount the effective date will be the Monthly Processing Date that falls on or next follows receipt of the written request to reduce coverage. The effective date of an increase or decrease will be shown in a Supplemental Policy Schedule.

TERMINATION.  This Rider will terminate upon the earliest of the following:

1. the Policy anniversary nearest the 65th birthday of the Insured. However, if total disability begins before the Policy anniversary nearest the 60th birthday of the Insured, the benefit will continue as stated in the Benefit section;

2.  the expiration of the Grace Period of the Policy;

3.  the termination or surrender of the Policy;

4.  the date the Policy matures; or

5. the receipt by us of a written request from you to cancel this Rider on any Monthly Processing Date.

Any deduction for the cost of total disability insurance after termination of this Rider will not be considered a reinstatement of this Rider nor a waiver by us of the termination. Any such deduction will be credited to the Account Value of the Policy as of the date of the deduction.

Signed for the Company at Denver, Colorado.

SECURITY LIFE OF DENVER INSURANCE COMPANY






SECRETARY










R-1506
Page 4

               TABLE OF MONTHLY COST OF TOTAL DISABILITY INSURANCE RATES PER $1 OF MONTHLY SPECIFIED
                  PREMIUM AMOUNT FOR DETERMINING COST OF TOTAL DISABILITY INSURANCE FOR THIS RIDER

                               Male and Female -- Standard, Smoker or Juvenile Risks



                     Monthly Cost of                        Monthly Cost of                         Monthly Cost of
   Insured's        Total Disability       lnsured's       Total Disability       lnsured's        Total Disability
  Attained Age       Insurance Rate      Attained Age       Insurance Rate       Attained Age       Insurance Rate
----------------  --------------------  ---------------  --------------------  ----------------  --------------------

       10                0.017                30                0.020                 50                 0.060
       11                0.017                31                0.020                 51                 0.065
       12                0.017                32                0.020                 52                 0.070
       13                0.017                33                0.022                 53                 0.074
       14                0.017                34                0.022                 54                 0.078
       15                0.017                35                0.022                 55                 0.083
       16                0.018                36                0.024                 56                 0.089
       17                0.018                37                0.025                 57                 0.098
       18                0.018                38                0.027                 58                 0.110
       19                0.018                39                0.028                 59                 0.127

       20                0.018                40                0.030                 60                 0.068
       21                0.018                41                0.032                 61                 0.057
       22                0.018                42                0.033                 62                 0.046
       23                0.018                43                0.035                 63                 0.033
       24                0.018                44                0.037                 64                 0.020
       25                0.018                45                0.039
       26                0.018                46                0.041
       27                0.018                47                0.045
       28                0.019                48                0.050
       29                0.020                49                0.055



R-1506
Page 5